Combining Capabilities to Serve More Patients with Rare Diseases + Filed by Idera Pharmaceuticals, Inc. pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: BioCryst Pharmaceuticals, Inc. Commission File No. of Subject Company: 000-23186

2 Additional Information and Where to Find It Additional Information and Where to Find It In connection with the proposed mergers, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has declared effective on May 23, 2018, a Post-Effective Amendment to the Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the joint proxy statement of BioCryst Pharmaceuticals, Inc. (“BioCryst”) and Idera Pharmaceuticals, Inc. (“Idera”) and that also constitutes a prospectus of Holdco. BioCryst, Idera and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or Registration Statement or any other document that may be filed by each of BioCryst and Idera with the SEC. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed mergers. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 7, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 22, 2018. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and any amendments thereto, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 10, 2018. Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed mergers can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements 3 These materials contain forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s or BioCryst’s plans, estimates or expectations. Given these uncertainties, you should not place undue reliance on these forward-looking statements. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the mergers; (ii) conditions to the closing of the mergers may not be satisfied; (iii) the mergers may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the mergers on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the mergers and disruption of management’s attention due to the mergers; (vi) the outcome of any legal proceedings related to the mergers; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the mergers disrupt current plans and operations and the potential difficulties in employee retention as a result of the mergers; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the mergers or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the mergers; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the mergers, including the risk that the mergers will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed mergers, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed mergers. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Combination Creates Substantial Value 4 Complementary Assets and Platforms Enhance Market Opportunities and Accelerate Value Creation Maximizing Value and Market Potential Robust, Rare Disease Focused Pipeline Synergistic Discovery Engines Proven Clinical and Commercial Track Record Increased Financial Strength Creates a unique player in rare diseases, with scale and strengthened competitive position More opportunities for success through diversified late-stage pipeline, variety of early-stage programs and supporting assets Synergistic discovery engines with enhanced development opportunities, including through joint small molecule and oligo treatments Complementary leadership with best-in-class people, facilities and commercial know-how in rare diseases Increased financial strength and flexibility through significant cost synergies and opportunities to generate non-dilutive capital New Data Presented on Tilsotolimod at ASCO 2018

Combination Highlights

Terms	• Stock for stock transaction • Each share of BioCryst to be converted into 0.50 shares of new company stock • Each share of Idera to be converted into 0.20 shares of new company stock
Ownership at Closing	• BioCryst stockholders to own 51.6% of new company and Idera stockholders to own 48.4%, on a fully diluted basis
Cash Position	• ~$204 million net cash balance* • Opportunities for non-dilutive capital
Board of Directors	• Robert A. Ingram (Chairman) • Vincent Milano • Jon Stonehouse • James Geraghty • Mark Goldberg, M.D. • Maxine Gowen, Ph.D. • Nancy Hutson, Ph.D. • Kenneth B. Lee, Jr.
Company Name, CEO, Headquarters, and Research Center	• Valenscion Incorporated • Vincent Milano, Chief Executive Officer • Headquarters: Exton, PA • Research Center: Birmingham, AL
Closing Conditions	• Subject to approval of BioCryst and Idera stockholders • Subject to other customary closing conditions
Voting Agreement	• A significant stockholder of each company has agreed to enter into a voting and support agreement and has agreed to vote in favor of the transaction. This stockholder owns ~18% of outstanding Idera shares and ~14% of outstanding BioCryst shares.
Transaction Close	• Expected in third quarter 2018

* Unaudited pro-forma cash balance as of March 31, 2018

biocryst + idera 5

Creating a Leader in Innovative Rare Disease Therapies 6 Rare Disease Company with Strong Immuno-Oncology Assets Oligo Rare Disease Discovery Engine 2 Late-Stage Programs Lead Candidate: Tilsotolimod PD-1 Refractory Melanoma Developing Oral Therapies for Life Threatening Rare Diseases Small Molecule Rare Disease Discovery Engine 2 Late-Stage Programs Lead Candidate: BCX7353 Prophylactic HAE Strengthened Scale and Competitive Position

Robust Rare-Disease Focused Pipeline

Idera BioCryst

	Lead optimization	Pre-clinical	Ph 1	Ph 2	Ph 3	Filed	Approved
STRATEGY: Discover and develop novel therapies for life-threatening, rare diseases							
Tilsotolimod – PD-1 Refractory Melanoma in combination with ipilimumab				Orphan-Designation			
BCX7353 – HAE Prophylaxis (Capsule)				Orphan-Designation			
IMO-8400 – Dermatomyositis							
BCX7353 – HAE Acute (Liquid)							
Tilsotolimod – Solid Tumor Monotherapy							
Second generation kallikrein inhibitors (HAE & Other Indications)							
IDRA-008 – Liver Target							
BCX9250 BCX9499 – Fibrodysplasia Ossificans Progressiva (FOP)							
Other rare diseases							
SUPPORTING ASSETS: Externally funded, potential for significant capital infusions							
RAPIVAB® (peramivir injection)	licensed to Seqirus, Shionogi and Green Cross						
IMO-9200 – Autoimmune Disease	licensed to Vivelix						
Galidesivir (broad spectrum antiviral) I.M.							
3GA Candidate – Renal Target	licensed to GSK						

biocryst + idera 7

Innovative Portfolio of Late-Stage Programs

BCX7353
Prophylactic HAE

- Oral (capsule) Kallikrein Inhibitor for Hereditary Angioedema
- One pill, once a day – fulfilling patient needs
- HAE market expected to exceed $2B in global sales
- Robust quality of life data

Tilsotolimod
PD-1 Refractory Melanoma in Combination with ipilimumab

- Intratumoral TLR9 Agonist for Rare Cancer Indication – Refractory Melanoma
- Peak year sales estimate > $500 million
- Long-term expansion into I/O addressable and unaddressable tumors

Phase 3 Initiated Q1 2018
(orphan designations)

BCX7353
Acute HAE

- Oral (liquid) Kallikrein Inhibitor for Hereditary Angioedema
- Complementary acute therapy to create an HAE portfolio
- Global acute markets and breakthrough attack therapy

IMO-8400
Dermatomyositis

- Subcutaneous TLR 7,8,9 therapy for dermatomyositis
- Severely debilitating disease affecting skin and muscle in ~25K patients in the U.S.

Phase 2 Data in 2018

biocryst + idera 8

9 Tilsotolimod Data from ILLUMINATE-204 Trial Trial Objectives Assess preliminary clinical activity of tilsotolimod in combination with ipilimumab at the respective recommended Phase 2 dose (RP2D) in patients with metastatic melanoma that is not responsive to PD-1 inhibitor therapy, using Response Evaluation Criteria in Solid Tumors (RECIST v1.1) with a target of ORR of 35% Further assess the safety and tolerability of tilsotolimod in combination with ipilimumab Primary Objective Secondary Objective

Tilsotolimod Data from ILLUMINATE-204 Trial 38.1% Response Rate / 71.4% Disease Control Rate 10

Tilsotolimod Data from ILLUMINATE-204 Trial 38.1% Response Rate / 71.4% Disease Control Rate 11

Tilsotolimod Data from ILLUMINATE-204 Trial Results Reinforce Clinical Attractiveness of Treatment 12 Tilsotolimod + ipilimumab revives the immune response in anti-PD-1-resistant tumors resulting in altering the tumor microenvironment and conversion of cold (noninflamed) to hot (inflamed) tumors This combination treatment has produced durable responses and demonstrates substantial disease control rate in this clinically challenging population, including subjects with Stage IV M1c disease and BRAF mutations The combination regimen is generally well tolerated and no synergistic toxicity was observed The toxicity profile was consistent with ipilimumab alone Six subjects (23%) had immune-related toxicities The current data led to an ongoing global randomized Phase 3 study comparing tilsotolimod plus ipilimumab to ipilimumab alone in the anti-PD-1 refractory melanoma population

Tilsotolimod Data from ILLUMINATE-204 Trial Phase 3 Asset with Real Utility in I/O Toolkit 13 Tilsotolimod data continues to be very clinically meaningful even after doubling the number of patients Response rate of 38.1% in Idera’s trial is approximately triple that of response rates of ipilimumab alone Tilsotolimod is the most advanced and has the best objective response rate, controllable disease rate and durability of response for all of the TLR9’s in PD-1 refractory melanoma Trial results create a treatment profile that is more attractive than BioCryst used in market research and to forecast the value Significantly larger data set and robust result demonstrate less risk and support value proposition of combined company

14 Tilsotolimod Data from ILLUMINATE-204 Trial Results Reinforce Clinical Attractiveness of Treatment Ipilimumab 3 mg/kg Q3wks for 4 doses Ipilimumab (same, beginning wk 2) + intratumoral tilsotolimod, wks 1, 2, 3, 5, 8, 11, 16, 20, 24 Unresectable or metastatic melanoma w/ confirmed radiologic progression on or after a PD-1 inhibitor: >21d from most recent aPD-1 and no intervening systemic Tx No prior ipi (except adjuvant) Ocular melanoma excluded 10 endpoint family: OS ORR (RECIST v1.1) No Crossover N~300

Merger Upside: Maximizing Value and Market Potential 15 Value Driver Merger Amplifier Commercializing BCX7353 Idera management HAE launch experience Investing in commercial launch and ongoing pipeline development Capital from out-licensing opportunities Expanding market opportunity + diffusing risk BCX7353 and tilsotolimod Phase 3 opportunities in rare disease markets + tilsotolimod in other cancer markets Building rare disease pipeline Leveraging and combining complementary discovery engines Complementary Assets and Platforms Enhance Market Opportunities and Accelerate Value Creation

Synergistic Discovery Engines with Enhanced Development Opportunities 16 KIDNEYS LIVER Idera’s oligonucleotide chemistry primarily targets the kidney and liver. BioCryst’s structure-based small molecule design combined with Idera’s oligo chemistry may enable delivery of oligo treatments to additional target organs. KIDNEYS LIVER HEART BRAIN

Proven Rare Disease Clinical & Commercial Track Record

CINRYZE C1 inhibitor (human) | Hizentra Immune Globulin Subcutaneous (Human) 20% Liquid | privigen Immune Globulin Intravenous (Human), 10% Liquid | Kcentra Prothrombin Complex Concentrate (Human) | VANCOCIN HCl (vancomycin hydrochloride capsules, USP)

- 1st prophylactic treatment of HAE
- Grew to ~$400M in N.A. annual sales in 5 years

- Multiple global and U.S. rare disease launches
- Led launch for 5 global brands that drive ~70% of CSL's current revenue
- Grew U.S. Hizentra and Privigen sales to >$1B

- >245 HAE patients dosed and studied
- CMOs clinical development/launch experience: Aranesp®, Enbrel®, Kineret®, Neulasta® and Sensipar® Taxotere® Bactroban®, Relafen®/ Reliflex® Lovenox®, Celectol®, Augmentin®, Timentin®, temocillin®.

- Treatment of C. difficile-associated diarrhea (CDAD)
- Grew to ~$300M in annual sales

Vincent Milano	Dan Soland	William Sheridan, MB BS	Joanna Horobin, MB ChB	Lynne Powell	Clayton Fletcher
Chief Executive Officer	Chief Operating Officer	Chief Medical Officer	Chief Medical Officer	Chief Commercial Officer	VP, Strategy/ Bus. Development

biocryst + idera 17

Solid Capital Position & Meaningful Operational Synergies 18 * Unaudited pro-forma cash balance as of March 31, 2018 Strong Combined Financial Profile with Opportunities to Generate Non-Dilutive Capital ~$204 million net cash balance* Capital for continued clinical development through next major milestone events and into Q3 2019 Capital for commercial launch planning and preparation Multiple options for non-dilutive capital through renegotiating our debt, cash from in the money warrants and government stockpiling Opportunities to generate larger amounts of non-dilutive capital through partnering in the near term and commercializing in the long term Projected $20 million in cash synergies in year two and approximately $30 million in annual pre-tax cost synergies expected in year three after closing Facilities consolidation: Headquarters to Exton, PA; research center to Birmingham, AL Expense consolidation over time expected to create additional cost savings and benefits

Engaged, well-advised Boards BioCryst and Idera Boards comprised of highly experienced directors with extensive industry knowledge BioCryst Board of Directors met numerous times over last two years to discuss value enhancing opportunities for BioCryst Both Boards retained financial and legal advisors to assist in the evaluation Reviewed alternative value enhancing strategies BioCryst and Idera Boards engaged in discussions with numerous potential partners BioCryst & Idera Boards Carefully Evaluated Strategic Options 19 Both Boards Determined Merger Made Strategic Sense and is a Unique Opportunity to Enhance Stockholder Value

BioCryst + Idera: Valuation Perspectives

BioCryst

Risk-adjusted equity value: $1.2bn

Portfolio value contribution



BCX-7353 Prophy
BCX-7353 Acute
Peramivir (Rapivab)
Other product candidates
100%

	BCX-7353 Prophy	BCX-7353 Acute	Peramivir (Rapivab)	Other product candidates
Unadjusted peak sales ($mm)	~$950	~$250	~$65	~$1,100
POS	~65%	~20%	100%	~≤5%

- Strong data for 7353 HAE Prophylactic, with uncertain read-through to efficacy in HAE acute
- HAE Prophylactic launch in 2020, HAE Acute launch in 2022, with patent protection through 2035 and ~80% run-rate operating margins

Idera

Risk-adjusted equity value: $1.2bn

Portfolio value contribution



IMO-2125 - Melanoma
IMO-2125 - Head & Neck
IMO-2125 - Bladder
IMO-8400 - Dermatomyositis
100%

	IMO-2125 - Melanoma	IMO-2125 - Head & Neck	IMO-2125 - Bladder	IMO-8400 - Dermatomyositis
Unadjusted peak sales ($mm)	~$700	~$1,200	~$1,700	~$300
POS	~60%	~35%	~35%	~20%

- Strong data for tilsotolimod in Melanoma, with strong read-through to efficacy in Head & Neck and Bladder, and potentially other solid tumors
- Indication launches in 2021 / 2024 / 2025 with patent protection through 2033 and ~70% run-rate operating margins

Similar expected value from modestly higher risk profile but significantly larger value potential plus meaningful upsides in other tumor types biocryst + idera 20

Combination Creates Substantial Value 21 Complementary Assets and Platforms Enhance Market Opportunities and Accelerate Value Creation Maximizing Value and Market Potential Robust, Rare Disease Focused Pipeline Synergistic Discovery Engines Proven Clinical and Commercial Track Record Increased Financial Strength Creates a unique player in rare diseases, with scale and strengthened competitive position More opportunities for success through diversified late-stage pipeline, variety of early-stage programs and supporting assets Synergistic discovery engines with enhanced development opportunities, including through joint small molecule and oligo treatments Complementary leadership with best-in-class people, facilities and commercial know-how in rare diseases Increased financial strength and flexibility through significant cost synergies and opportunities to generate non-dilutive capital New Data Presented on Tilsotolimod at ASCO 2018